

October 23, 2020

Dylan James Williams
Company Secretary
Sands China Ltd.
The Venetian Macao Resort Hotel, Legal Department, L2 Executive Office
Estrada da Baía de N. Senhora da Esperança, s/n
Macao

> **Re: Sands China Ltd.**
> **Registration Statement on Form F-4**
> **Filed October 16, 2020**
> **File No. 333-249510**

Dear Mr. Williams:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ronald (Ron) Alper at 202-551-3329 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: David J. Goldschmidt